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                              December 29, 2020

       Jeffrey Puritt
       Chief Executive Officer
       TELUS International (Cda) Inc.
       Floor 7, 510 West Georgia Street
       Vancouver, BC V6B 0M3

                                                        Re: TELUS International
(Cda) Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
21, 2020
                                                            CIK No. 0001825155

       Dear Mr. Puritt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2020 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Summary Historical Consolidated Financial and Other Data, page 14

   1. You disclose TI Adjusted Gross Profit Margin here without providing the comparable
                                                        GAAP measure. Please
revise to include the most comparable GAAP measure with equal or greater prominence.
Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
                                                        102.10 of the Non-GAAP
C&DIs.
       Capitalization, page 81

   2. We note your revised disclosures in response to prior comment 2. However, please explain your inclusion
of short-term debt in total capitalization or revise accordingy.
 Jeffrey Puritt
TELUS International (Cda) Inc.
December 29, 2020
Page 2
Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page
87

3. We note that the financial statements for the company and CCC have been presented in accordance with IFRS as issued by the IASB whereas Lionbridge AI's financial have been presented in accordance with U.S. GAAP. Please revise your disclosure to state, if true, that the financial statements for Lionsbridge as presented in the pro formas are prepared in accordance with IFRS.
TELUS International Financial Statements for the Nine Months Ended September 30, 2020
Note 16. Share Capital, page F-36

4. We note your response to prior comment 4. It remains unclear why the shares sold to related parties and those sold to former employees of CCC were valued at significantly different prices. Further it is unclear why you did not look to the value of the shares sold
      to market participants in arm   s length negotiations when valuing the
shares issued to Telus
      and Barings. Please explain further how your valuation of the shares issued to your principal shareholders complies with IFRS 13 or revise accordingly. Refer to IFRS
      13.22.
TELUS International (Cda) Inc. Financial Statements for the Year Ended December 31, 2019
Note 15. Provisions, page F-88

5. We note your reference in prior comment 5 to IAS 1 and 32. The provision reversals for the written put options do not appear to be of an operating nature and therefore, should not be combined with operating income. Please revise to include such amounts outside of operating income. Refer to IAS 1.29.
6. You state that at the time you calculated the $10 million reversal related to the Xavient written put option, an early settlement was not contemplated by the parties. Please clarify for us when you finalized the calculations related to the $10 million reversal, when you began negotiations to settle this put option and when negotiations were finalized.
       You may contact Eiko Yaoita Pyles at (202) 551-3587 or Kathleen Collins, Accounting
Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney at (202) 551-3574 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey Puritt
                                                            Division of
Corporation Finance
Comapany NameTELUS International (Cda) Inc.
                                                            Office of
Technology
December 29, 2020 Page 2
cc:       Lona Nallengara, Esq.
FirstName LastName